UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Trina Solar Limited

(Name of Subject Company (Issuer))

Trina Solar Limited

(Names of Filing Persons (Offerors))

4.00% Convertible Senior Notes due 2013

(Title of Class of Securities)

89628EAA2

(CUSIP Number of Class of Securities)

Terry Wang, Chief Financial Officer

Thomas Young, Senior Director, Investor Relations

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

Tel: (+86) 519 8548 2008

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

Copies to:

David T. Zhang, Esq.

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place Central

Hong Kong

(852) 2912-2500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$138,383,333.33 (1)	$16,066.31 (2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.00% Convertible Senior Notes due 2013 (the “Securities”), as described herein, is $1,002.78 per $1,000 principal amount outstanding. As of July 12, 2011, there was $138,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $138,383,333.33.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction. This amount has been paid as of July 12, 2011.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Trina Solar Limited (the “Company”), on July 12, 2011 (the “Schedule TO-I”), and the Amendment No. 1 to Schedule TO-I filed by the Company on July 20, 2011, relating to the Company’s 4.00% Convertible Senior Notes due 2013 (the “Securities”). This Amendment relates to the right of each holder (the “Holder”) of the Securities to sell, and the obligation of the Company to purchase the Securities, as set forth in the Company’s Put Right Purchase Offer to the Holders of the Securities, dated July 12, 2011 (the “Put Right Purchase Offer”), and the related notice materials filed as exhibits to the Schedule TO-I (which Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Put Right Purchase Offer and related notice materials are incorporated by reference in this Amendment.

This Amendment No. 2 amends and supplements the Schedule TO-I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Option expired at 5:00 p.m., New York City time, on August 9, 2011. The Company has been advised by Wilmington Trust Company, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Option, Securities with an aggregate principal amount of $320,000 were validly surrendered and not withdrawn prior to the expiration of the Option. The Company has accepted these Securities for purchase and, before 11:00 a.m. New York City time on August 10, 2011, will forward cash in payment of the purchase price to the Paying Agent for distribution to holders exercising their option. After this purchase pursuant to the Option, $137,680,000 principal amount of the Securities remains outstanding.

ITEMS 1 through 11.

Not applicable.

ITEM 12. EXHIBITS.

(a)(1)	Put Right Purchase Offer to the Holders of Trina Solar Limited 4.00% Convertible Senior Notes due 2013, dated July 12, 2011.*

(a)(5)	Press release issued by the Company on July 12, 2011.*

(b)	Not applicable.

(d)(1)	Form of Indenture between the Company, as issuer, and Wilmington Trust Company, as trustee, incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 15, 2008.

(d)(2)	First Supplemental Indenture, dated as of July 23, 2008, between the Company, as issuer, and Wilmington Trust Company, as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on July 23, 2008.

(g)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINA SOLAR LIMITED

By:	/s/ Terry Wang
Name: Terry Wang
Title: Chief Financial Officer

Dated: August 10, 2011